UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 6 November, 2012

ASX & MEDIA RELEASE
6 NOVEMBER, 2012

MEI PHARMA ANNOUNCES US$27.5 MILLION PRIVATE PLACEMENT

Novogen Limited’s subsidiary, MEI Pharma, Inc., (NASDAQ: MEIP) has made the following announcement:

San Diego – 5 November, 2012– MEI Pharma, Inc. (Nasdaq: MEIP), an oncology company focused on the clinical development of novel therapies for cancer, announced today that it has obtained commitments to purchase US$27.5 million of its common stock and warrants in a private placement.

The financing was led by new investors Vivo Ventures and New Leaf Venture Partners with participation from additional institutional investors, including RA Capital Management and Three Arch Opportunity Fund, among others.

“We and Vivo Ventures are excited to have had the opportunity to build a high-quality syndicate of long-term investors that allows MEI Pharma to aggressively pursue development of Pracinostat,” said Srini Akkaraju, MD PhD, Managing Director at New Leaf Venture Partners.  “We are particularly encouraged by Pracinostat’s evidence of clinical activity in hematologic malignancies with large unmet medical needs, such as myelodysplastic syndrome and acute myeloid leukemia.”

“We believe that Pracinostat has the potential to become a best-in-class compound and that MEI Pharma’s management team is equipped with the drug development expertise to secure marketing approval and realise its significant market potential,” said Albert Cha, MD PhD, Managing Partner at Vivo Ventures.

MEI Pharma has entered into a securities purchase agreement with the investors pursuant to which the Company will sell units consisting of an aggregate of 55,000,000 shares of its common stock and warrants to purchase up to 38,500,000 additional shares of common stock.  Each unit, consisting of one share of common stock and a warrant to purchase 0.7 of a share of common stock, will be sold for a purchase price of US$0.50.  The warrants will be exercisable at US$0.52 per share.  Upon closing of the transaction, the warrants will be immediately exercisable and will expire five years from the date of issuance.

MEI Pharma intends to use the net proceeds from the private placement primarily to advance the clinical development of Pracinostat, an oral histone deacetylase (HDAC) inhibitor acquired by the Company in August, 2012, and its isoflavone-based drug candidates.

“We are very pleased with the success of this capital raise and the expression of confidence from high quality healthcare investors such as Vivo Ventures and New Leaf Venture Partners,” said Daniel P Gold PhD, President and Chief Executive Officer of MEI Pharma.  “We believe that this financing will enable us to execute the optimal clinical development and marketing approval strategy for Pracinostat, as well as continue the development of our earlier stage drug candidates."

Stifel Nicolaus Weisel acted as the sole placement agent for the offering.  ROTH Capital Partners and Trout Capital served as advisors to the Company.

The private placement is subject to customary closing conditions and is expected to close in December 2012.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of MEI Pharma, Inc. nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The units, shares and warrants offered in the private placement and the shares issuable upon the exercise of the warrants have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the Securities and Exchange Commission (SEC) or through an applicable exemption from SEC registration requirements.  The units, shares of common stock and warrants were offered only to accredited investors.  The Company has agreed to file a registration statement with the SEC covering the common stock purchased by the investors, as well as the common stock issuable upon exercise of the warrants.  Any offering of the Company’s securities under the resale registration statement will be made only by means of a prospectus.

About MEI Pharma

MEI Pharma, Inc. is a San Diego-based oncology company focused on the clinical development of novel therapies for cancer.  The company’s clinical development pipeline includes lead drug candidate Pracinostat, a potential best-in-class, oral histone deacetylase (HDAC) inhibitor. Pracinostat has been tested in more than 150 patients in multiple Phase I and exploratory Phase II clinical trials, including advanced hematologic malignancies such asmyelodysplastic syndrome, acute myeloid leukemia and myelofibrosis.  The company expects to initiate a randomised Phase II trial of Pracinostat in combination with standard-of-care in at least one hematologic malignancy toward the middle of 2013.  In addition, MEI Pharma is developing two drug candidates derived from its isoflavone-based technology platform, ME-143 and ME-344.  Results from a Phase I trial of intravenous ME-143 in heavily treated patients with solid refractory tumours were presented at the American Society of Clinical Oncology Annual Meeting in June, 2012.  A Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours is ongoing.  For more information, go to www.meipharma.com.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc  More information on the Novogen group of companies can be found at www.novogen.com.